UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2012	File No.: 001-31891

TRANSGLOBE ENERGY CORPORATION
(Translation of registrant's name into English)

#2300, 250 - 5th Street S.W., Calgary, AB T2P 0R4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	2011 Annual Report

99.2	2011 MD&A

99.3	2011 Consolidated Financial Statements

99.4	Form 52-109F1 “Certificate of Annual Filings”, CEO

99.5	Form 52-109F1 “Certificate of Annual Filings”, CFO

99.6	Form 51-101F4 “Certificate of Annual Filings”

99.7	OSC Participation Fee

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransGlobe Energy Corporation
(Registrant)

Date: March 16, 2012	By:	/s/ David C. Ferguson
David C. Ferguson
Vice President Finance & CFO